Exhibit 99.1

1st Patient Dosed with Cellectis’ Allogeneic UCART22 in Relapsed/Refractory B-cell Acute Lymphoblastic Leukemia

BALLI-01 Clinical Trial Commenced at MD Anderson Cancer Center

NEW YORK--(BUSINESS WIRE)--December 2, 2019--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announced today that the first patient enrolled in the dose escalation Phase 1 clinical study for its UCART22 product candidate has been dosed at The University of Texas MD Anderson Cancer Center. This clinical study, BALLI-01, will evaluate the safety, expansion, persistence and clinical activity of UCART22, a product candidate composed of engineered T-cells expressing anti-CD22 chimeric antigen receptors, in patients with relapsed/refractory B-cell acute lymphoblastic leukemia (B-ALL).

UCART22 targets CD22, which is a B-cell restricted surface antigen expressed in normal B-lineage cells, as well as in blast cells from B-ALL and other B-cell malignancies.

“By targeting the CD22 antigen, we aim at offering a therapeutic solution to patients living with B-ALL, including those patients that have relapsed or did not respond to CD19-directed therapy, such as CAR-T or bispecific antibody treatments. UCART22 is an allogeneic product candidate that can be dosed in all eligible patients even if they underwent prior autologous or allogeneic CAR-T therapies,” said Dr. André Choulika, Chairman and CEO, Cellectis. “With the recent announcement of our UCARTCS1 first dosing, this milestone shows our momentum at Cellectis as we continue moving forward our portfolio of proprietary product candidates into clinical development. We have high hopes that UCART22 will address an unmet medical need for patients with B-ALL, with the potential to expand into other indications for B-cell malignancies.”

The clinical trial is led by Dr. Nitin Jain, MD, Associate Professor, Department of Leukemia, Division of Cancer Medicine at The University of Texas MD Anderson Cancer Center (Houston, TX) in collaboration with Dr. Richard Larson, MD, Director of the Hematologic Malignancies Clinical Research Program at the University of Chicago Medicine (Chicago, IL) and with Dr. Gail Roboz, MD, Director, Clinical and Translational Leukemia Programs, Professor of Medicine, Weill Cornell Medical College The New York Presbyterian Hospital (New York, NY).

About UCART22
UCART22 is one of Cellectis’ wholly owned, allogeneic, off-the-shelf gene-edited T-cell product candidates, designed for the treatment of relapsed and refractory B-cell acute lymphoblastic leukemia (R/R B-ALL). Like CD19, CD22 is a cell surface antigen expressed from the pre-B-cell stage of development through mature B-cells. CD22 expression occurs in more than 90% of patients with B-ALL.

About B-cell Acute Lymphoblastic Leukemia (B-ALL)
B-cell acute lymphoblastic leukemia (B-ALL) is a hematologic disease characterized by the proliferation of immature lymphoid cells in the bone marrow, peripheral blood and other organs. The increase and accumulation of blast cells in the bone marrow results in suppression of the normal production of blood cell and blood plasma components, and can therefore cause anemia, thrombocytopenia, neutropenia and risk of infection. Acute lymphoblastic leukemia (ALL) can start either with early B-cells or T-cells at different stages of maturity, however, approximately 85% of ALL cases involve precursor B-cells (B-ALL).

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About Cellectis
Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 19 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its proprietary gene editing technology, and PulseAgile, its pioneering electroporation system, to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL), multiple myeloma (MM), Hodgkin lymphoma (HL) and non-Hodgkin lymphoma (NHL).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

Disclaimer
This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2018 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Media:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com

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